

October 18, 2010

Mark A. Borer
President, Chief Executive Officer and Director
DCP Midstream Partners, LP
370 17th Street, Suite 2775
Denver, Colorado 80202

> **Re:** **DCP Midstream Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009**
> **and June 30, 2010**
> **Filed May 10, 2010 and August 10, 2010**
> **File No. 001-32678**

Dear Mr. Borer:

We have reviewed your letter dated October 8, 2010 in response to our letter dated September 27, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition…, page 51

Total Contractual Cash Obligations and Off-Balance Sheet Obligations, page 78

1. We note your response to comment three from our letter dated September 27, 2010. Please tell us why you initially identified these obligations as off-balance sheet obligations and why

you now believe they are not off-sheet balance obligations as described in Item 303(a)(4) of Regulation S-K and defined in The Division of Corporation Finance Financial Reporting Manual Section 9230.

Item 11. Executive Compensation, page 152

Outstanding Equity Awards at Fiscal Year-End, page 162

2. We note your response to comment nine from our letter dated September 27, 2010. Please tell us why you now believe that your 2009 assumed performance goals should have been calculated at the maximum level and why initially you believed that your 2009 assumed performance goal was calculated at 100%.

(c) Exhibits, page 184

3. We note your response to comment 12 from our letter dated September 27, 2010. Please tell us which exhibits you believe should have been filed as an exhibit under Item 601(b)(2) of Regulation S-K and why.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director